Filed Pursuant to Rule 424(b)(3)
Registration No. 333-125546

SUPPLEMENT NO. 1 DATED MARCH 16, 2006 TO

PROSPECTUS DATED MARCH 3, 2006

APPLE REIT SEVEN, INC.

As of March 16, 2006, we sold the minimum offering of 4,761,905 Units at $10.50 per Unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each Unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus.